SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended **December 31, 2001**

OR

[ ] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ________________ to ________________

Commission file number **1-11073**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTERN UNION FINANCIAL SERVICES, INC. RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST DATA CORPORATION
6200 S. Quebec Street
Greenwood Village, CO 80111

Report of Independent Auditors

Employee Benefits Administration
and Investment Committee
First Data Corporation

We have audited the accompanying statements of net assets available for benefits of the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Denver, Colorado
June 6, 2002

WESTERN UNION FINANCIAL SERVICES, INC.
RETIREMENT SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

Financial Statements and Supplemental Schedule

As of December 31, 2001 and 2000 and for the Year Ended December 31, 2001

Western Union Financial Services, Inc.
Retirement Savings Plan for Bargaining Unit Employees

Financial Statements and Supplemental Schedule

As of December 31, 2001 and 2000
and for the Year Ended December 31, 2001

Contents

Ernst & Young

Ernst & Young LLP
Suite 3300
370 17th Street
Denver, Colorado 80202-5663

Phone: (720) 931-4000
Fax: (720) 931-4444
www.ey.com

Report of Independent Auditors

Employee Benefits Administration
and Investment Committee
First Data Corporation

We have audited the accompanying statements of net assets available for benefits of the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 6, 2002

Western Union Financial Services, Inc.
Retirement Savings Plan for Bargaining Unit Employees

Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
Investments, at fair value	$33,007,396	$35,183,334
Receivables:		
Employer contributions	619,327	567,675
Participant contributions	31,210	33,155
Dividends and other	1,412	1,988
Total receivables	651,949	602,818
Net assets available for benefits	$33,659,345	$35,786,152

See accompanying notes.

Western Union Financial Services, Inc.
Retirement Savings Plan for Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions to net assets attributed to:	
Contributions:	
Employer	$ 1,877,112
Participant	1,648,463
	3,525,575
Transfers from related plan	73,805
Investment income (loss):	
Net depreciation in fair value of investments	(3,409,344)
Interest and dividends	354,580
	(3,054,764)
Total additions	544,616
Deductions from net assets attributed to:	
Transfers to related plan	738,195
Benefit payments	1,933,228
Total deductions	2,671,423
Net decrease in net assets	(2,126,807)
Net assets available for benefits at beginning of year	35,786,152
Net assets available for benefits at end of year	$33,659,345

See accompanying notes.

Western Union Financial Services, Inc.
Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements

December 31, 2001

1. Description of Plan

The following description of the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective November 15, 1994, the Plan was established by Western Union Financial Services, Inc. (the "Company"), a wholly owned subsidiary of First Data Corporation ("FDC").

The Plan is a defined contribution plan which covers employees of the Company covered by a collective bargaining agreement providing for their participation in the Plan. These employees become eligible to participate in the Plan upon completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is an individual account plan intended to satisfy the requirements of Section 404(c) of ERISA. Benefits of the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Administration

The Plan Administrator is FDC's Employee Benefits Administration and Investment Committee (the "EBAIC"), which also serves as the Benefits Committee described in the applicable collective bargaining agreements. The EBAIC is appointed by the Compensation and Benefits Committee of the Board of Directors of FDC.

American Express Trust Company ("AmEx" or "Trustee") is the recordkeeper and trustee of the Plan. In addition to recordkeeping and trustee services, AmEx provides investment management for certain funds, other administrative services for the Plan, and implements investment decisions of plan participants with respect to investment funds within the Plan. Administrative expenses of the Plan, to the extent not paid for by the Plan, are paid by FDC.

1. Description of Plan (continued)

Contributions

Each participant may make pre-tax contributions of up to 15% (25% as of January 1, 2002) of their annual eligible compensation and after-tax contributions of up to 16% of their annual eligible compensation as defined by the Plan, not to exceed the maximum allowed under Section 402(g) of the Internal Revenue Code (the "Code"). In addition, the before-tax and after-tax contributions combined cannot exceed 16% (25% as of January 1, 2002) of annual eligible compensation. Participants may also roll over qualified distributions into the Plan. Effective January 1, 2002, personal Individual Retirement Accounts will be eligible for rollover into the Plan.

Effective January 1, 2002, participants age 50 or over are eligible to make an additional tax-deferred lump-sum amount ("catch-up contribution"), subject to certain limitations imposed by the Code.

The Company matches 25% of the first 6% of a participant's eligible compensation contributed to the Plan to a maximum of 1.5% of the participant's eligible compensation ("matching contribution"). Additionally, the Company makes a contribution each pay period to all participants with one year of service in an amount equal to 4% of each participant's eligible compensation ("basic contribution"). The Company makes an annual contribution to all participants who are employees of the Company as of the last day of the Plan year ("annual contribution"). The annual contribution is determined by the collective bargaining agreement. On December 31, 2001 and 2000, the annual contribution was approximately $593,000 and $568,000, respectively, in the aggregate, and is included as a receivable in the accompanying financial statements. In addition, the Company may make a contribution determined by the Board of Directors and allocated based on compensation ("special contribution"). No such contribution was made during 2001.

Vesting

The amount contributed by a participant along with the Company's annual contributions and earnings thereon are vested immediately. The Company's matching, basic, and special contributions vest in accordance with the graduated vesting schedule provided in the Plan agreement. Participants' accounts are fully vested in five years. Upon death, disability or retirement (age 65), the participant's entire account becomes vested.

1. Description of Plan (continued)

Participant Loans

The Plan has a loan provision that allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested balance of their tax-deferred contributions. Loans made under the Plan bear interest at the prime rate plus 1%. The rate is fixed for the term of the loan, which can range from 12 months to five years, or longer for primary residential loans, subject to certain exceptions. Effective January 1, 2002, a maximum of two loans, one short-term and one residential, will be allowed to be outstanding at a time.

Participant Accounts

Each participant's account is credited with the participant's contributions, rollovers and the Company's contributions and is credited or charged with investment income or loss. Participant accounts are charged for withdrawals and forfeitures. Participants are responsible for directing the investment of assets held in their accounts among the various investment funds available in the Plan.

Payment of Benefits

At the time of death, disability, termination of service, retirement, or reaching age 59½, the participant or his/her beneficiary may receive distribution of his/her vested account balance in any manner provided by the Plan document. In addition, hardship withdrawals prior to such time are permitted if certain criteria are met.

Forfeitures

Forfeitures of terminated participants' nonvested accounts may be used to reduce future Company contributions or pay administrative expenses of the Plan. Approximately $70,000 of forfeitures were used during the plan year ended December 31, 2001 to reduce Company contributions. At December 31, 2001 and 2000, forfeitures of approximately $46,000 and $94,000, respectively, were held in an unallocated account.

Investment Options

Upon enrollment in the Plan, participants are responsible for designating how their contributions and those of the Company will be apportioned among any of the Plan's

1. Description of Plan (continued)

investment funds. Participants may choose among investment funds, including a self-directed brokerage account that allows participants to buy and sell almost any mutual fund or other public security available through American Express Financial Advisors, Inc.

Net Transfers from Related Plan

Plan assets may be transferred into and out of the Plan directly from and to other FDC-sponsored qualified defined contribution plans as a result of employee status changes. All transfers of Plan assets reflected in the financial statements for the year ended December 31, 2001 are associated with the FDC Incentive Savings Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except for the guaranteed investment contracts included in the American Express Stable Value Fund investment option. Common stocks and mutual funds are valued based on current market prices. The collective trust funds are reflected at the net asset value of units of participation, as established by the Trustee, based on quoted market prices of the underlying assets. Participant loans are valued at cost, which approximates fair market value. Interest and dividend income is recorded as earned, with dividend income being recognized at the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Guaranteed investment contracts are presented at contract value (cost plus accrued interest) which approximates fair value. At December 31, 2001 and 2000, the interest rates for the contracts ranged from 5.82% to 7.67% and 7.10% to 7.67%, respectively.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid. At December 31, 2001, there were approximately $161,000 in benefits approved but not paid.

3. Investments

During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$(3,537,814)
Collective trust funds	153,313
FDC common stock	106,771
Other common stock	(132,868)
Government obligations	1,254
	$(3,409,344)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

	December 31,			
	2001		2000	
	Shares/ Units	Fair Value	Shares/ Units	Fair Value
American Express Equity Index II Fund	118,659	$3,779,300	127,738	$ 4,626,047
American Express Growth Fund (Y)	211,176	5,701,753	244,227	9,590,811
Fidelity Dividend Growth Fund	78,915	2,235,665	83,317	2,496,165
Bank of America Guaranteed Investment Contract	1,765,561	1,765,561	*	*
CDC Guaranteed Investment Contract	2,146,044	2,146,044	*	*
State Street II Guaranteed Investment Contract	2,322,218	2,322,218	**	**
American Express Stable Capital Fund	226,311	3,831,365	581,924	9,314,444

* Contract did not meet the 5% net asset requirement at December 31, 2000.
** Contract new in 2001.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 2, 1996, stating that the Plan and the related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. The Company has applied for, but has not yet received, a determination letter based on the amendment and restatement of the Plan effective January 1, 2002. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Party-in-Interest Transactions

Certain Plan investments are shares of funds managed by AmEx. AmEx is the Plan's trustee and recordkeeper; therefore, these transactions are party-in-interest transactions. AmEx manages such funds in conformity with either individual or class exemptions from the prohibited transaction rules of ERISA.

At December 31, 2001 and 2000, the Company Stock Fund held 5,736 and 2,579 shares of FDC common stock valued at $455,714 and $135,743, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

7. Risks and Uncertainties

The Plan provides for various investments in mutual funds, collective trust funds, common stock, FDC common stock, and other investments. Investments in general are subject to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits and benefit payments per the financial statements to the Form 5500:

	December 31, 2001
Net assets available for benefits per the financial statements	$33,659,345
Amounts allocated to withdrawn participants	(161,017)
Net assets available for benefits per the Form 5500	$33,498,328
Benefits paid to participants per the financial statements	$ 1,933,228
Add: Amounts allocated to withdrawing participants at December 31, 2001	161,017
Benefits paid to participants per the Form 5500	$ 2,094,245

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

Supplemental Schedule

Western Union Financial Services, Inc.
Retirement Savings Plan for Bargaining Unit Employees

E.I.N. 22-2993574
Plan No. 011

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2001

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares/Units	Current Value
	Cash Equivalents			
*	American Express Trust Company	Cash and cash equivalents	563,250	$ 563,250
	Collective Trust Funds			
*	American Express Trust Company	Stable Capital Fund	226,311	3,831,365
*	American Express Trust Company	Horizon Short Term (25:75) Fund	3,014	54,512
*	American Express Trust Company	Horizon Medium Term (50:50) Fund	4,641	100,746
*	American Express Trust Company	Horizon Long Term (80:20) Fund	11,243	255,690
*	American Express Trust Company	Horizon Long Term (95:5) Fund	10,994	122,526
*	American Express Trust Company	Equity Index II Fund	118,659	3,779,300
	Guaranteed Investment Contracts			
	AIG	Guaranteed Investment Contract, 8/25/29, 6.37%	272,630	272,630
	Bank of America	Guaranteed Investment Contract, 12/31/50, 7.25%	1,765,561	1,765,561
	CDC	Guaranteed Investment Contract, 12/31/50, 6.68%	2,146,044	2,146,044

Western Union Financial Services, Inc.
Retirement Savings Plan for Bargaining Unit Employees

E.I.N. 22-2993574
Plan No. 011

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (continued)

December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares/Units	Current Value
CDC II	Guaranteed Investment Contract, 1/01/50, 5.99%	497,727	$ 497,727
JP Morgan Chase I	Guaranteed Investment Contract, 12/31/50, 7.67%	867,910	867,910
Rabobank	Guaranteed Investment Contract, 12/31/50, 6.34%	1,282,887	1,282,887
Rabobank	Guaranteed Investment Contract, 12/31/50, 5.82%	504,520	504,520
State Street	Guaranteed Investment Contract, 1/01/50, 5.99%	498,689	498,689
State Street II	Guaranteed Investment Contract, 12/31/50, 6.10%	2,322,218	2,322,218
Mutual Funds			
Invesco Funds	Invesco Dynamics Fund	11,827	188,404
Evergreen Funds	Evergreen Intl Growth Class A Fund	10,299	68,904
Janus Funds	Janus Worldwide Fund	27,372	1,199,968
Janus Funds	Janus Global Technology Fund	985	11,960
Fidelity Investments	Fidelity Dividend Growth Fund	78,915	2,235,665
AIM Funds	Balanced Class A Fund	5,198	134,841
Baron Funds	Baron Asset Fund	4,946	219,898

Western Union Financial Services, Inc.
Retirement Savings Plan for Bargaining Unit Employees

E.I.N. 22-2993574
Plan No. 011

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (continued)

December 31, 2001

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares/Units	Current Value
*	American Express Financial Advisors	AXP Bond Fund (Y)	151,359	$ 726,524
*	American Express Financial Advisors	AXP Growth Fund (Y)	211,176	5,701,753
	Common Stocks			
*	First Data Corporation	Common Stock	5,736	455,714
	Participant Loans			
*	Plan participants	Interest rates ranging from 7% to 11.35%	2,778,578	2,778,578
	Other			
*	American Express Financial Advisors	Self-Directed Brokerage Account	**	419,612
	Total Investments			$33,007,396

* Denotes a party-in-interest to the Plan.
** Represents various investments held by the Plan in a separate participant-directed brokerage account.

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-93703) pertaining to the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees of our report dated June 6, 2002, with respect to the financial statements and supplemental schedule of the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Denver, Colorado
June 26, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WESTERN UNION FINANCIAL SERVICES, INC. RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

FIRST DATA CORPORATION EMPLOYEE BENEFITS ADMINISTRATION AND INVESTMENT COMMITTEE, as Plan Administrator

Date: June 26, 2002

By ______________________
Michael T. Whealy
Chief Administrative Officer